UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-38712

Pintec Technology Holdings Limited

7th FL, Tower A Sino Ocean International Center

56 East 4th Ring Road Middle, Chaoyang District, Beijing

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Explanatory Note

This report on Form 6-K is hereby incorporated by reference in the registration statement of the Company on Form S-8 (No. 333-229745) to the extent not superseded by documents or reports subsequently filed.

Exhibits

Exhibit No.	Description
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: January 15, 2026